UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FREYR Battery
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L4135L100
(CUSIP Number)
Tore Ivar Slettemoen Chairman Teknovekst Invest AS Statsråd Ihlens vei 13, 2010 Strømmen, Norway +47 474 00 013
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. L4135L100

1.	Names of Reporting Persons. Teknovekst Invest AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,390,446 (See Item 5(b) below)
	8.	Shared Voting Power 0 (See Item 5(b) below)
	9.	Sole Dispositive Power 8,390,446 (See Item 5(b) below)
	10.	Shared Dispositive Power 0 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)7.21%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100

1.	Names of Reporting Persons. Vanir Invest Holding AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power(2) 8,390,446 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power(2) 8,390,446 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,446 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)7.21%(1) (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. L4135L100
1. Names of Reporting Persons. Teknovekst Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 (See Item 5(b) below)
8. Shared Voting Power(2) 8,390,446 (See Item 5(b) below)
9. Sole Dispositive Power 0 (See Item 5(b) below)
10. Shared Dispositive Power(2) 8,390,446 (See Item 5(b) below)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,446 (See Item 5(b) below)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.21%(1) (See Item 5(a) below)
14. Type of Reporting Person (See Instructions)
CO

CUSIP No. L4135L100
1. Names of Reporting Persons. Tore Ivar Slettemoen
2. Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power(3) 8,390,446 (See Item 5(b) below)
8. Shared Voting Power 0 (See Item 5(b) below)
9. Sole Dispositive Power(3) 8,390,446 (See Item 5(b) below)
10. Shared Dispositive Power 0 (See Item 5(b) below)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,446 (See Item 5(b) below)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.21%(1) (See Item 5(a) below)
14. Type of Reporting Person (See Instructions)
IN

(1) The calculation of percent ownership is based on 116,440,191 shares outstanding, as described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2021.

(2) Solely in its capacity as a shareholder of Teknovekst Invest AS.

(3) Solely in his capacity as the sole shareholder and sole director of each of Teknovekst Ltd. and Vanir Invest Holding AS, and in his capacity as a shareholder of Teknovekst Invest AS.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates are the ordinary shares (the “Ordinary Shares”), of FREYR Battery, a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 251199 (the “Issuer”). The address of the principal executive office of the Issuer is 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg and its telephone number is 00 352 46 61 11 3721. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)-(c) and (f)

This Statement is being filed jointly by:

(i) Teknovekst Invest AS, a private limited liability company incorporated under the laws of Norway (“Teknovekst Invest”), whose principal business is to invest in securities;

(ii) Vanir Invest Holding AS, a private limited liability company incorporated under the laws of Norway (“Vanir Invest”), whose principal business is to invest in securities;

(iii) Teknovekst Ltd., a company incorporated under the laws of England and Wales, (“Teknovekst Ltd.”), whose principal business is to invest in securities; and

(iv) Tore Ivar Slettemoen, a Norwegian citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in the attached Annex A is a listing of the directors and executive officers, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a Norwegian citizen.

The principal business address of the Reporting Persons and each Covered Person is Statsråd Ihlens vei 13, 2010, Strømmen, Norway.

(d)-(e)

During the past five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 of this Statement are incorporated to this Item 3 by reference.

In connection with the incorporation of FREYR AS, a company organized under the laws of Norway (“FREYR Legacy”) in February 2018, Teknovekst Ltd. subscribed for 2,500,000 ordinary shares for an aggregate subscription price of NOK 25,000.

In October 2018, Teknovekst Ltd. subscribed for an additional 54,100,000 ordinary shares of FREYR Legacy for an aggregate subscription price of NOK 541,000.

On October 29, 2018, FREYR Legacy entered into a convertible loan agreement for a NOK 500,000 loan with Teknovekst Ltd. On or about July 24, 2020, the loan and accrued interested converted into 687,240 ordinary shares of FREYR Legacy at a share price of NOK 0.76.

On March 9, 2020, FREYR Legacy entered into a convertible loan agreement for NOK 2 million with Teknovekst Ltd. (the “Convertible Loan”). The convertible note had an interest rate of 10% per annum and contained a share-settled redemption feature upon a Qualified Financing Event (as defined in the Convertible Loan). On July 2, 2020, FREYR Legacy and Teknovekst Ltd. entered into an amendment specifying that Teknovekst Ltd. waived its right to the 30% conversion price discount in exchange for anti-dilution protection. On or about July 24, 2020, Teknovekst Ltd. converted the loan and accrued interest into 1,377,534 ordinary shares of FREYR Legacy at a price of NOK 1.50 per share.

On May 30, 2020, ATS Next AS purchased 1,700,469 ordinary shares of FREYR Legacy from Teknovekst Ltd. at a price per share of NOK 0.01.

In total, the Reporting Persons purchased 47,688,876 ordinary shares of FREYR Legacy for an aggregate purchase price of NOK 3,044,844.42.

On January 26, 2021 Teknovekst Ltd. transferred its entire holding of FREYR Legacy shares to Vanir Invest I AS and Teknovekst Invest.

On January 27, 2021 ATS Next AS, Edge Global LLC and Vanir Invest I AS entered into a share exchange agreement pursuant to which (i) ATS Next AS would transfer to Vanir all of the shares ATS Next AS held in Njordr AS against 105,888 FREYR Legacy shares, (ii) ATS Next AS would transfer to Vanir all of the shares in in Sjonfjellet Vindpark Holding AS (“SVPH”) against 385,000 FREYR Legacy shares, and (iii) Edge Global LLC would transfer all of the shares in and warrants to subscribe for ordinary shares in SVPH against 213,936 FREYR Legacy shares. The transfers referenced in this paragraph (i) took place on or about April 27, 2021, and the transfers referred to in in this paragraph (ii) and (iii) took place on or about July 7, 2021.

On January 29, 2021, Teknovekst Invest, Vanir and Encompass Capital Master Fund I LP, BEMAP Master Fund Ltd and Encompass Capital E L Master Fund LP (collectively, “Encompass Investors”) entered into a share exchange agreement (the “Encompass Share Exchange Agreement”) pursuant to which, among other things, Vanir acquired all of the SVPH preferred shares and warrants to subscribe for ordinary shares of SVPH held by the Encompass Investors, and the Encompass Investors acquired 120,000 shares of Norway Merger Sub 1 (a successor entity to FREYR Legacy) held by Vanir as part of the transactions constituting the Business Combination (as defined below). Following the transfers referenced in this and the preceding paragraph the holding of FRERY Legacy shares by Vanir was zero.

In connection with the completion of the Issuer’s business combination with Alussa Energy Acquisition Corp. on July 9, 2021 (the “Business Combination”), all outstanding shares of FREYR Legacy were converted into Ordinary Shares resulting in the Reporting Persons holding 8,390,446 Ordinary Shares.

Item 4. Purpose of Transaction

The information set forth in Item 6 of this Statement is incorporated to this Item 4 by reference.

The Reporting Persons acquired Ordinary Shares of the Issuer for investment purposes and in connection with Mr. Slettemoen’s relationship with FREYR Legacy and the Issuer, as they believed that such shares represented an attractive investment opportunity. As described in Items 3 and 6, the Reporting Persons initially invested in the FREYR Legacy prior to the Business Combination.

Except as otherwise disclosed herein, no Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a)-(b)

The information set forth on the cover pages and in Item 3 of this Statement are incorporated to this Item 5(a)-(b) by reference.

Ownership percentages set forth in this Statement are based on 116,440,191 Ordinary Shares issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed under the Securities Act, with the Commission on July 13, 2021.

Teknovekst Invest directly holds 8,390,446 Ordinary Shares, representing approximately 7.21% of the issued and outstanding Ordinary Shares, and has the sole power to vote and dispose of such Ordinary Shares. The shares are currently being held on record by Teknovekst Ltd.

Teknovekst Ltd., in its capacity as the majority shareholder of Teknovekst Invest, has the ability to direct the management of the business of Teknovekst Invest, including the power to direct the decisions of Teknovekst Invest regarding the voting and disposition of securities held by them. Therefore, Teknovekst Ltd. may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Teknovekst Invest.

Vanir Invest, in its capacity as a shareholder of Teknovekst Invest, has the ability to influence the management of the business of Teknovekst Invest, including the power to influence the decisions of Teknovekst Invest regarding the voting and disposition of securities held by them. Therefore, Vanir Invest may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Teknovekst Invest.

Mr. Slettemoen is the sole owner and board member of Teknovekst Ltd. and Vanir Invest, and directly or indirectly holds all of the ownership of the entities mentioned above. Therefore, Mr. Slettemoen may be deemed to have indirect beneficial ownership of the Ordinary Shares held by Vanir and Teknovekst Invest.

(c)

The information set forth in Items 3 and 6 of this Statement are incorporated to this Item 5(c) by reference.

Except for the transactions described in this Statement, including those described in Item 3 above, there have been no transactions in Ordinary Shares that were effected during the past sixty days by the Reporting Persons. To the knowledge of the Reporting Persons, no Covered Person has effected any transaction in Ordinary Shares in the past sixty days.

(d) - (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Slettemoen founded FREYR Legacy in February 2018 and served as a FREYR Legacy director from February 2018 to July 2021. Mr. Slettemoen has no formal relationship with or control rights over the Issuer, other than through the stockholdings described in this Statement.

On July 18, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 3 hereto and is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Teknovekst Ltd., Vanir Invest Holding AS, Teknovekst Invest AS and Tore Ivar Slettemoen, dated July 18, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2021

Teknovekst Ltd.

/s/	Tore Ivar Slettemoen
By:	Tore Ivar Slettemoen
Its:	Chairman

Vanir Invest Holding AS

/s/	Tore Ivar Slettemoen
By:	Tore Ivar Slettemoen
Its:	Chairman

Teknovekst Invest AS

/s/	Tore Ivar Slettemoen
By:	Tore Ivar Slettemoen
Its:	Chairman

Tore Ivar Slettemoen

/s/	Tore Ivar Slettemoen

Annex A

Teknovekst Invest AS

The name and principal occupation of each of the directors and executive officers of Teknovekst Invest AS are listed below.

Name	Principal Occupation
Tore Ivar Slettemoen	Chief Executive Officer of Njordr AS

Vanir Invest Holding AS

The name and principal occupation of each of the directors and executive officers of Vanir Invest I AS are listed below.

Name	Principal Occupation
Tore Ivar Slettemoen	Chief Executive Officer of Njordr AS

Teknovekst Ltd.

The name and principal occupation of each of the directors and executive officers of Vanir Invest I AS are listed below.

Name	Principal Occupation
Tore Ivar Slettemoen	Chief Executive Officer of Njordr AS